Exhibit 12(a)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

											Six Months Ended
	Year Ended December 31,										June 30,
(dollars in thousands)	2005		2006		2007		2008		2009(2)		2009(2)		2010(2)
											(unaudited)
Net income (loss)	$47,470		$43,279		$45,551		$10,360		$(55,823)		$(32,353)		$(33,708)
Income tax expense (benefit)	35,488		34,520		37,283		14,487		(36,146)		(17,213)		(19,289)
Fixed charges	137,889		171,686		224,932		230,078		263,011		124,398		129,914

Earnings	220,847		249,485		307,766		254,925		171,042		74,832		76,917

Interest expense, net	80,345		109,806		158,609		156,716		191,455		87,899		95,705
Rent under leases representative of an interest factor (1/3)	57,544		61,880		66,323		73,362		71,556		36,499		34,209
Preferred dividends	—		—		—		—		—		—		—

Fixed Charges	137,889		171,686		224,932		230,078		263,011		124,398		129,914

Ratio of earnings to fixed charges	1.6	x	1.5	x	1.4	x	1.1	x	0.7	x	0.6	x	0.6	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the year ended December 31, 2009 and the six months ended June 30, 2010 and 2009, earnings were insufficient to cover fixed charges by $92.0 million, $53.0 million and $49.6 million, respectively.